Ossen Innovation Receives NASDAQ Notification of Non-Compliance

with Minimum Bid Price Rule

SHANGHAI, August 13, 2014 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that on August 12, 2014 the Company received a letter from the NASDAQ Stock Market stating that for the previous 30 consecutive business days, the closing bid price of the Company's stock was below the minimum bid price of $1.00 per share for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the "Minimum Bid Price Rule"). The NASDAQ letter has no immediate effect on the listing of the Company's shares.

In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), the Company has been provided with a period of 180 calendar days, or until February 9, 2015, to regain compliance with the Minimum Bid Price Rule.  If at any time during this 180-day period the closing bid price of the Company's American Depositary Shares is at least $1.00 for a minimum of ten consecutive days, NASDAQ will provide written confirmation of compliance and matter will be closed.

The Company intends to evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com Investor Relations FCC Group LLC Phone: +1-347-850-7098 Email: ir@ossencorp.com